UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

FOR THE MONTH OF AUGUST 2016

COMMISSION FILE NUMBER: 001-34477

FINCERA INC.

(Translation of registrant’s name into English)

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Entry into a Material Definitive Agreement.

On August 8, 2016, Fincera Inc. (formerly known as AutoChina International) (the “Company”) entered into an agreement (the “Agreement”) with Smart Success Investment Limited (“Seller”) to purchase the remaining portions of the Kai Yuan Finance Center, a 245 meter tall building in central Shijiazhuang City, Hebei Province (the “Building Assets”) in a transaction valued at approximately $376.9 million, including assumption of debt. The Company previously acquired 23 floors, or 60,000 square meters, of the building in a purchase transaction completed in late 2012. The Building Assets consist of 30 floors and an underground parking garage, totaling over 119,000 square meters, which house the Hilton Shijiazhuang, a premiere 594-room hotel. The transaction includes the purchase of the entity that operates the hotel.

The Building Assets are being purchased for approximately $119.9 million. The Company also will assume approximately $257.0 million of Seller’s debt. The $119.9 million purchase price will be payable within twelve months after the signing of the Agreement, and any unpaid amounts after twelve months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (4.35% as of August 10, 2016), provided that if there is a good faith dispute regarding the purchase price calculation or any purchase price adjustments, interest will not accrue until such dispute is definitively resolved. The total transaction value was negotiated and approved by the Company’s Audit Committee and equals the appraisal value determined by a third party appraisal. Seller will guarantee certain levels of profitability for the three years following the acquisition and will make up any shortfalls from certain predetermined profit targets.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Other Events.

On August 12, 2016, the Company issued a press release announcing its agreement with Seller to purchase the Building Assets. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements.

This Report on Form 6-K, and the documents to which the Company refers you in this communication, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, plans, strategies, or objectives that are subject to change, and actual results may differ materially from the forward-looking statements. Without limiting the foregoing, the words “expect,” “plan”, “believe,” “seek,” estimate,” “aim,” “intend,” “anticipate,” “believe,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements may involve known and unknown risks factors over which the Company has no control. In addition to the events and factors disclosed previously and from time to time in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the period ended December 31, 2015, the following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	changing principles of generally accepted accounting principles;
•	continued compliance with government regulations;
•	legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
•	fluctuations in consumer demand;
•	management of rapid growth;
•	general economic conditions;
•	changes in government policy;

•	China’s overall economic conditions and local market economic conditions;
•	the Company’s ability to expand through strategic acquisitions;
•	the Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	the results of future financing efforts; and
•	geopolitical events.

In this Report on Form 6-K, including the documents incorporated by reference herein, forward-looking statements include those related to the pending acquisition of hotel operations associated with the Building Assets. Such acquisition includes various risks, including that:

•	the hotel operations may not be profitable after a subsidy provision expires;
•	the acquisition is outside the scope of the Company's core operations; and
•	the Company’s entry into a new business may not be viewed favorably by investors and could adversely affect its share price.

The information set forth herein should be read in light of such risks. Forward-looking statements speak only as of the date of this communication or the date of any document incorporated by reference in this document. Except as required by applicable law, the Company does not undertake to update these forward-looking statements to reflect future events or circumstances.

Financial Statements and Exhibits.

Exhibit Number	Description
10.1	Acquisition Agreement between Fincera Inc. and Smart Success Investment Limited to Purchase Remainder of Kai Yuan Finance Center, dated August 8, 2016

99.1	Press Release dated August 12, 2016 – Fincera Announces Purchase of Remaining Kai Yuan Finance Center Building Space

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FINCERA INC.

By:	/s/ Jason Wang
Name:	Jason Wang
Title:	Chief Financial Officer

Date: August 12, 2016

Exhibit Index.

Exhibit Number	Description
10.1	Acquisition Agreement between Fincera Inc. and Smart Success Investment Limited to Purchase Remainder of Kai Yuan Finance Center, dated August 8, 2016

99.1	Press Release dated August 12, 2016 – Fincera Announces Purchase of Remaining Kai Yuan Finance Center Building Space